UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

FOR IMMEDIATE RELEASE

GRUPO AEROPORTUARIO DEL PACIFICO TO HOST INVESTOR DAY

AT LOS CABOS INTERNATIONAL AIRPORT

Guadalajara, Jalisco, Mexico, February 20, 2009 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) will host GAP Day 2009 at the Los Cabos International Airport, located in Los Cabos, Baja California Sur. The event will take place on Friday, March 6, 2009 and will feature an introductory presentation by the Mexican Communications and Transportation department, as well as a government representative from the state of Baja California Sur.

Management presentations will be led by Mr. Jorge Sales, Chief Executive Officer, Mr. Rodrigo Guzman, Chief Financial Officer and Mr. Miguel Aliaga, Investor Relations Officer. In addition, airport administrators will be present to answer questions regarding operations.

GAP Day 2009 will take place from 8:00 a.m. to approximately 2:00 p.m. In addition to a tour of the Los Cabos International Airport, the event will feature an informal inauguration of the Company’s new FBO (Fixed-Base Operations) terminal.

This event is by invitation only and space is limited. For additional information and a full agenda of the event, please contact Maria Barona of i-advize Corporate Communications at (212) 406-3691 or via email at mbarona@i-advize.com.

Management presentations will be available via the Internet at www.aeropuertosgap.com.mx following the event.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona / Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: February 20, 2009